                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

(MARK ONE)

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

        For the transition period from _______________ to ____________________.

                       Commission File Number: 000-25051


A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                          PROSPERITY BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                          PROSPERITY BANCSHARES, INC.
                            3040 POST OAK BOULEVARD
                              HOUSTON, TEXAS 77056

                           PROSPERITY BANCSHARES, INC.
                            401K PROFIT SHARING PLAN

                              FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1999 AND 1998



                                    CONTENTS

Report of Independent Auditors

FINANCIAL STATEMENTS



Statements of Net Assets Available for Benefits.........................   2
Statements of Changes in Net Assets Available for Benefits..............   3
Notes to Financial Statements...........................................   4

                         [JOHN S. LUBY, CPA LETTERHEAD]


                          REPORT OF INDEPENDENT AUDITOR

To the Audit Committee of
the Prosperity Bancshares, Inc.
401K Profit Sharing Plan

I have audited the accompanying statement of net assets available for benefits of Prosperity Bancshares, Inc. 401K Profit Sharing Plan as of December 31, 1999 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. My responsibility is to express an opinion on these financial statements based on my audit. The financial statements of Prosperity Bancshares, Inc. 401K Profit Sharing Plan for the year ended December 31, 1998 was audited by other auditors whose report dated December 13, 1999, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the 1999 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Prosperity Bancshares, Inc. 401K Profit Sharing Plan as of December 31, 1999 and the changes in its net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.


Corpus Christi, Texas                           /s/ JOHN S. LUBY, CPA
July 12, 2000

                           PROSPERITY BANCSHARES, INC.
                            401K PROFIT SHARING PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                      DECEMBER 31,
                                                               1999                  1998
                                                           -----------------------------------
ASSETS
    Cash                                                   $     10,873          $      -
    First Prosperity Bank - Certificates of Deposit           1,098,325                659,974
    Prosperity Bancshares, Inc. Equities                      1,648,128              1,123,165
    Loans                                                       108,960                 -
    Hartford 20th Century Ultra                                  -                      45,009
    Hartford Fidelity Advisor Growth                             -                      76,733
    Hartford Fidelity Advisor Overseas                           -                       8,566
    Hartford Capital Appreciation                                -                      59,116
    Hartford Index Stock Fund                                    -                      32,778
    Hartford Fidelity Advisor Income and Growth Fund             -                      27,969
    Hartford Fixed Account                                       -                     130,239
    U.S. Government Securities Fund                             143,192                 -
    Fundamental Investors                                        28,338                 -
    New Economy Fund                                              5,782                 -
    New Perspective Fund                                        431,636                 -
    Washington Mutual Investment Fund                           151,277                 -
    Capital Income Builder                                       11,840                 -
    Cash Management Trust Of AM                                 566,449                 -
    Capital World Growth and Income                              55,541                 -
    American Balance Fund                                       103,964                 -
    Bond Fund America                                           149,123                 -
    Euro Pacific Growth Fund                                     36,442                 -
    Growth Fund of America                                       55,355                 -
    American High Income Trust                                      544                 -
    Intermediate Bond Fund of America                            13,147                 -
    Investment Company of America                               331,034                 -
    AMCAP Fund                                                   21,375                 -
    Income Fund of America                                        7,569                 -
    American Mutual Fund                                          9,581                 -
    Small Cap World Fund                                          9,632                 -
                                                           -----------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                          $  4,998,107          $   2,163,549
                                                           ===================================

See accompanying notes.

                           PROSPERITY BANCSHARES, INC.
                            401K PROFIT SHARING PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                            YEARS ENDED DECEMBER 31,

                                                                                      1999            1998
                                                                                --------------------------------
ADDITIONS
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

         Net appreciation in fair value of investments                          $       480,955  $       346,190
         Interest and dividends                                                         140,559           72,323
                                                                                --------------------------------
                                                                                        621,514          418,513

CONTRIBUTIONS:

         Participants' Rollovers                                                      1,897,818           -
         Participants' Elective Deferrals                                               370,277          229,418
         Employer's                                                                     182,454          110,173
                                                                                --------------------------------
                                                                                      2,450,549          339,591
                                                                                --------------------------------


TOTAL ADDITIONS                                                                       3,072,063          758,104

DEDUCTIONS
Deductions from net assets attributable to rollovers
         or withdrawals paid to participants                                            233,705           68,395
Administrative expenses                                                                   3,800                -
                                                                                --------------------------------
                                                                                        237,505           68,395
                                                                                --------------------------------

         Net increase in assets available for benefits                                2,834,558          689,709

NET ASSETS AVAILABLE FOR BENEFITS:

         Beginning of Year                                                            2,163,549        1,473,840
                                                                                --------------------------------

         End of Year                                                            $     4,998,107  $     2,163,549
                                                                                ================================

See accompanying notes.

                           PROSPERITY BANCSHARES, INC.
                            401K PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998



1.       DESCRIPTION OF PLAN

The following description of the Prosperity Bancshares, Inc. 401K Profit Sharing Plan ("the Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all full-time employees of First Prosperity Bank (the "Bank") who have completed at least three months of service and are twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Bank, at its discretion, may contribute to the Plan, on a Participant's behalf, a matching contribution which is determined annually. In 1999 and 1998, the Bank matched 50% of the employees' contributions.

Upon enrollment, a participant may direct contributions in any increment to any of the Plan's fund options. Participants may change their investments options quarterly. Employer contributions are matched to the funds designated by the participant.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                           PROSPERITY BANCSHARES, INC.
                            401K PROFIT SHARING PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1999 AND 1998




1.       DESCRIPTION OF PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is vested ratably (20% at the end of the second year as a participant in the plan) over a six-year period.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally range from 1-5 years, but can be longer if loan is used to purchase principal residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest is paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount, equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive payment from the following options: (1) qualified joint and survivor annuities, (2) single payment of the employee's entire benefit, (3) equal installments over a fixed period not to exceed the employee's life expectancy or the joint and last survivor's life expectancy, or (4) payments in the form of a joint and survivor annuity. The plan does permit hardship distributions. In order to qualify for such hardship withdrawal, the Participant must demonstrate that an immediate and necessary financial hardship has been incurred.

FORFEITURES

Any forfeiture subject to allocation during each Plan Year shall be allocated among all Participants of all Participating employees in accordance with the provisions of the Plan. On the basis of the information furnished by the administrator, the Trustee shall keep separate books and records concerning the affairs of each Participant hereunder as to the accounts and credits of each participating employee.

                           PROSPERITY BANCSHARES, INC.
                            401K PROFIT SHARING PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1999 AND 1998



1.       DESCRIPTION OF PLAN (CONTINUED)

PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year-end. The Bank's stock is valued at its quoted market price. The participant loans are valued at their outstanding balances, which approximate fair value. Certificates of deposit are valued based on amortized cost or original cost plus accrued interest.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

                           PROSPERITY BANCSHARES, INC.
                            401K PROFIT SHARING PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1999 AND 1998



3.       INVESTMENTS

The Plan's investments in 1999 are held in separate mutual funds, certificates of deposit, and equity stock of the Bank while the investments in 1998 were held in an insurance company administered trust fund. The following table presents investments at December 31, 1999 and 1998.

Investments at fair value:                                           1999                   1998

    Cash                                                         $     10,873          $     -
    First Prosperity Bank - Certificates of Deposit                 1,098,325               659,974
    Prosperity Bancshares, Inc. Equities                            1,648,128             1,123,165
    Loans                                                             108,960                -
    Hartford 20th Century Ultra                                        -                     45,009
    Hartford Fidelity Advisor Growth                                   -                     76,733
    Hartford Fidelity Advisor Overseas                                 -                      8,566
    Hartford Capital Appreciation                                      -                     59,116
    Hartford Index Stock Fund                                          -                     32,778
    Hartford Fidelity Advisor Income and Growth Fund                   -                     27,969
    Hartford Fixed Account                                             -                    130,239
    U.S. Government Securities Fund                                   143,192                -
    Fundamental Investors                                              28,338                -
    New Economy Fund                                                    5,782                -
    New Perspective Fund                                              431,636                -
    Washington Mutual Investment Fund                                 151,277                -
    Capital Income Builder                                             11,840                -
    Cash Management Trust Of AM                                       566,449                -
    Capital World Growth and Income                                    55,541                -
    American Balance Fund                                             103,964                -
    Bond Fund America                                                 149,123                -
    Euro Pacific Growth Fund                                           36,442                -
    Growth Fund of America                                             55,355                -
    American High Income Trust                                            544                -
    Intermediate Bond Fund of America                                  13,147                -
    Investment Company of America                                     331,034                -
    AMCAP Fund                                                         21,375                -

                           PROSPERITY BANCSHARES, INC.
                            401K PROFIT SHARING PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1999 AND 1998



3.       INVESTMENTS (CONTINUED)

    Income Fund of America                                 $     7,569          $      -
    American Mutual Fund                                         9,581                 -
    Small Cap World Fund                                         9,632                 -
                                                           --------------------------------

Net Assets Available for Benefits                          $ 4,998,107          $ 2,163,549
                                                           ================================

Upon enrollment in the Plan, a participant may direct their contributions in various increments totaling 100% in any of the investment options.

According to the Plan document prior to change of administrators, balances of the Hartford Investments in 1998 includes balances of loans made to participants. Payments by the participants on the loans are allocated to the respective Hartford Investments based on the participant's allocation authorization. The balance of the participant's loans at December 31, 1998 was $39,003.

4.        TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is exempt.

5.        RELATED PARTY TRANSACTIONS

Investment transactions in the First Prosperity Bank Certificates of Deposit and Prosperity Bancshares, Inc. Equities are administered by the Trustee. These transactions qualify as party-in-interest transactions.

6.       CHANGE IN ADMINISTRATORS

During June 1999, the Bank changed third party administrators. In addition, the Bank revised the Plan document to include changes in the trustee and the investment options from an insurance company administered trust fund to mutual funds.

                           PROSPERITY BANCSHARES, INC.
                            401K PROFIT SHARING PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1999 AND 1998



7.       ROLLOVERS FROM UNION STATE BANK OF EAST BERNARD 401K PLAN

Effective June 1, 1999, the individual account balances of all participants in the Union State Bank of East Bernard 401K Profit Sharing Plan were rolled-over into the Plan. This amount has been included on the Statement of Changes in Net Assets Available for Benefits as Participants' Contributions - Rollovers.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed in its behalf by the undersigned hereunto duly authorized.

July 13, 2000                                PROSPERITY BANCSHARES, INC.
                                             401(k) PROFIT SHARING PLAN


                                             /s/ Michael Harris
                                             -----------------------------------
                                             Michael Harris
                                             Trustee

                               INDEX TO EXHIBITS


EXHIBIT NO.                       DESCRIPTION
-----------                       -----------

23.1                              Consent of John S. Luby, CPA